Filed Pursuant to Rule 424(b)(5)
Registration No. 333-239010

AMENDMENT NO. 1 DATED NOVEMBER 14, 2022
to Prospectus Supplement dated June 4, 2021
(to Prospectus dated June 17, 2020)

Up to $4,300,000
Common Stock

This Amendment No. 1 to Prospectus Supplement (this "Amendment") amends our prospectus supplement dated June 4, 2021 (the "Prospectus Supplement").

We previously entered into a Controlled Equity OfferingSM Sales Agreement, or Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, pursuant to which we may offer and sell shares of our common stock from time to time through Cantor, acting as sales agent, having an aggregate offering price of up to $30,000,000. As of November 14, 2022, we have sold $5,233,324 of our common stock under the Sales Agreement pursuant to our prospectus dated June 17, 2020, as supplemented by the Prospectus Supplement dated June 4, 2021 (together, the “Prospectus”), which leaves $24,766,676 of common stock available under the Prospectus. This Amendment should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this Amendment and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $13.0 million, which was calculated based on approximately 59.3 million shares of our outstanding common stock held by non-affiliates on November 3, 2022 at a price of $0.22 per share, the price of our common stock on September 15, 2022. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $4.3 million from time to time through Cantor.

Our common stock trades on the Nasdaq Capital Market under the symbol “AYTU”. On November 10, 2022, the last reported sale price for our common stock on the Nasdaq Capital Market was $0.16 per share.

Investing in our common stock involves risks. You should read this Amendment and the accompanying Prospectus, as well as the risk factors referred to on page S-8 of the prospectus supplement dated June 4, 2021 under the caption “Risk Factors” and those contained or described in the documents incorporated by reference in this Amendment and the accompanying Prospectus, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Amendment and the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is November 14, 2022